

October 30, 2017

Mail Stop 4631

<u>Via U.S. Mail</u>
Jean-Marc Allain
President
Trans-Lux Corporation
445 Park Avenue, Suite 2001
New York, NY 10022

> **Re: Trans-Lux Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 1-02257**

Dear Mr. Allain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Exhibits</u>

<u>Exhibit 31</u>

1.   We note your officer's certification indicates paragraph 3 is not applicable to you, which does not appear in compliance with Item 601(b)(31) of Regulation S-K. Please provide the correctly worded certification in an amendment to your filing. This issue also applies to the amendment to your annual report for the fiscal period ended December 31, 2016, filed on May 1, 2017, and to your interim report for the fiscal quarter ended June 30, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction